Exhibit 2.3

PRESS RELEASE

FOR IMMEDIATE RELEASE		EAGLE FOOD CENTERS
P.O. Box 6700, Rock Island, Illinois 61204-6700
Executive Offices & Distribution Center
Route 67 & Knoxville Road, Milan, Illinois 61264
Telephone: 309-787-7700/Fax: 309-787-7895

	Contact:	Sitrick and Company
Anita-Marie Hill Laurie
Romelia Martinez
310-788-2850

Eagle Food Centers Receives Court Approval on
Final DIP Financing

                Milan, IL — May 20, 2003 — Eagle Food Centers, Inc, which owns and operates 60 supermarkets in Illinois and Iowa, announced today that it has received final Court approval of the Company’s $40 million debtor-in-possession (DIP) financing facility.

                The DIP facility calls for Congress Financial Corporation, which has provided the company’s revolving credit facility since 1995, to provide Eagle with $40 million in post-petition financing to continue funding obligations to employees and suppliers, as well as other day-to-day operations of the company. Representatives of the Official Committee of Unsecured Creditors were actively involved in recent negotiations and supported the DIP facility at today’s hearing.

                “The DIP financing facility will maintain an uninterrupted flow of merchandise to our stores and help support ongoing vendor relationships,” said Robert J. Kelly, chief executive officer and president.   “We appreciate the support of our suppliers, employees and other major constituents and know that their cooperation has already contributed to improvements in our business in the few weeks since the filing.”

                The Company filed its voluntary Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois on April 7, 2003. The Company is also continuing to focus its resources on maintaining the quality of its operations while they explore sale alternatives.

                Eagle operates 59 Eagle Country Markets and one Bogo’s Food and Deals.   The company employs approximately 3,550 people at its stores and its headquarters and central distribution facility in Milan, Illinois.

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                This press release includes statements that constitute “forward-looking” statements.  These statements are to made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products in the marketplace, the effect of economic conditions, the impact of competitive stores and pricing, availability and costs of inventory, employee costs and availability, the rate of technology change, the cost and uncertain outcomes of pending and unforeseen litigation, the availability and cost of capital including the continued availability of capital under the Company’s revolving line of credit, supply constraints or difficulties, the effect of the Company’s accounting policies, the effect of regulatory and legal developments and other risks detailed in the Company’s Securities and Exchange Commission filings or in materials incorporated therein by reference.  By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this press release.